Exhibit 99.1

Silicon Motion Announces Preliminary First Quarter 2019 Revenue and Earnings Conference Call Details

TAIPEI, Taiwan and MILPITAS, Calif., April 9, 2019 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”), a global leader in NAND flash controllers for solid state storage devices, announces that based on its preliminary first quarter financial results, revenue is expected to be within 5% below the low-end of the original guidance range of $97.5 million to $103.6 million that the company issued on January 30, 2019. Gross margin (non-GAAP) is expected to be within 50 basis points above the high-end of the company’s original guidance range of 47.0% to 50.0%.

The Company will release its first quarter 2019 financial results after the market closes on May 2, 2019 and will host a conference call on May 3 at 8 am Eastern Time.

(Speakers)

Wallace Kou, President & CEO

Riyadh Lai, CFO

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free):	1 866 519 4004
USA (Toll):	1 845 675 0437
Taiwan (Toll Free):	080 909 1568
Participant Passcode:	5643719

REPLAY NUMBERS (for 7 days):

USA (Toll Free):	1 855 452 5696
USA (Toll):	1 646 254 3697
Participant Passcode:	5643719

This call will be webcasted on the Company’s website at www.siliconmotion.com.

ABOUT SILICON MOTION:

We are the global leader in supplying NAND flash controllers for solid state storage devices and the merchant leader in supplying SSD controllers. We have the broadest portfolio of controller technologies and our controllers are widely used in embedded storage products such as SSDs and eMMC+UFS devices, which are found in smartphones, PCs and commercial and industrial applications. We have shipped over six billion NAND controllers in the last ten years, more than any other company in the world. We also supply customized high-performance hyperscale data center and industrial SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

FORWARD-LOOKING STATEMENTS:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; the effect, if any, on the price of our ADS as a result of the implementation of the announced share repurchase program; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 30, 2018. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contacts:

Selina Hsieh

Investor Relations

E-mail: ir@siliconmotion.com